Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands)

	Nine Months Ended	Fiscal Years
	Sept. 29, 2009	2008	2007	2006	2005	2004
EARNINGS:
Pretax income (loss) from continuing operations	$15,747	$14,292	$15,415	$12,950	$11,099	$6,307
Fixed charges	5,229	6,310	5,075	3,543	2,900	2,367
Interest capitalized	(118)	(168)	—	—	—	—

Total earnings	$20,858	$20,434	$20,490	$16,493	$13,999	$8,674

FIXED CHARGES:
Interest expensed	$44	$42	$8	$10	$—	$—
Interest capitalized	118	168	—	—	—	—
Interest within rental expense	5,067	6,100	5,067	3,533	2,900	2,367

Total fixed charges	$5,229	$6,310	$5,075	$3,543	$2,900	$2,367

RATIO OF EARNINGS TO FIXED CHARGES	4.0	3.2	4.0	4.7	4.8	3.7